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                                                                   Exhibit 99.2


[VIVENDI UNIVERSAL LOGO]
                                                           Paris, April 9, 2003


   o Extended responsibilities for Hubert Joly within senior management team
           o Reorganization of Vivendi Universal's Finance Department


1) Extended responsibilities for Hubert Joly
--------------------------------------------


Hubert Joly, the former CEO of VU Games and a member of the Vivendi Universal [NYSE: V; Paris Bourse: EX FP] management team since summer 2002, is taking on wider responsibilities in Jean-Rene Fourtou's team.

While continuing as Executive Vice President in charge of monitoring the company's U.S. businesses, Mr. Joly is appointed Deputy CFO of Vivendi Universal, reporting directly to Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer. Mr. Joly is taking responsibility for planning, budget and controller's functions, for improving the quality and speed of internal and external financial and operational reporting, and for challenging the performance of the business units.

His responsibilities include the formulation of performance targets for the business units and informing general management and the Board of Directors of the company's progress. He will supervise the teams that currently report to John Luczycki.

John Luczycki will be returning to New York on July 1, 2003, where he will continue to manage ongoing projects for the company. Until then, he will assist Hubert Joly in his new area of responsibility.




2) Reorganization of the Finance Department
-------------------------------------------


To coincide with Hubert Joly's appointment, the Finance Department has been reorganized with the objective to strengthen the financial management of the businesses, notably planning, budget and control.

Jacques Espinasse, Senior Executive Vice President and CFO of Vivendi Universal, is now assisted by two Deputy CFOs: Dominique Gibert (responsible for financing, treasury, tax and risk management) and Hubert Joly
(consolidation, planning, budget and control). Daniel Scolan, Executive Vice President Investor Relations, and Sandrine

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Dufour, Senior Vice President of Internal Audit and Special Projects, also report directly to the CFO.


                                      o o o



Hubert Joly, 43, was Chief Executive Officer of VU Games from 1999 to 2001. He was then responsible for the integration of Vivendi Universal's North American activities and in charge of Information Systems for the entire company. He was appointed to the Vivendi Universal management team during the summer 2002, as Executive Vice President monitoring of US assets.

Prior to joining Vivendi, Hubert Joly served as Chairman and CEO of Electronic Data Systems (EDS) France and Vice President of EDS Europe. Previously, he spent 12 years with McKinsey & Company, Inc. in San Francisco, New York and Paris, specializing in high technology.

Hubert Joly is a graduate of the HEC business school in Paris and the Paris Institut d'Etudes Politiques.

CONTACTS :


     Media                                     Inverstor Relations
     Paris                                     Paris
     Antoine Lefort                            Daniel Scolan
     +33 (1).71.71.1180                        +33 (1).71.71.3291
     Agnes Vetillart                           Laurence Daniel
     +33 (1).71.71.3082                        +33 (1).71.71.1233
     Alain Delrieu
     +33 (1).71.71.1086
                                               New York
     New York                                  Eileen McLaughlin
     Anita Larsen                              +(1) 212.572.8961
     +(1) 212.572.1118